SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL decreased domestic supply by 2.7% in September 2015

São Paulo, October 27, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for September, third quarter (3Q15) and year to date (9M15). Comparisons refer to the same period in 2014.

GOL Highlights

      Domestic supply recorded a decline of 2.7% in September and increases of 0.6% in 3Q15 and 1.6% in 9M15. The increase in 3Q15 over 3Q14 reflects the adjustment made by the Company in 3Q14, when reduced its capacity during the FIFA World Cup held in Brazil.

      Domestic demand fell by 3.3% in September, leading to a load factor of 76.6%. In the quarter, demand moved up by 1.8%, with a load factor of 79.3%, recording an increase of 1.0 p.p.

      In the month, the international market capacity declined by 0.2% over 2014, and demand showed an improvement of 2.8%, registering a load factor of 73.4%. The Company is adjusting its international network by changing frequency and rerouting flights to new destinations in order to capture market opportunities and adapt to the current economic scenario in Brazil.

      In 3Q15, net PRASK fell by 1.6% and yield dropped by 3.0% in relation to 3Q14, reflecting the economic slowdown.

      Jet fuel was between R$2.11 and R$2.16 per liter in 3Q15, a decline of approximately 14% in relation to 2014. The per-liter fuel price in Reais in the quarter was partially benefited from the fall in international prices of 48.5%, however it was adversely impacted by the average depreciation of 55.5% of the Real against the Dollar in the period, besides the 45-day delay in jet fuel price formation due to the criterion of fuel pricing in Brazil.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eigth abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL decreased domestic supply by 2.7% in September 2015

Operating data*	Sep/15	Sep/14	% Var.	3Q15	3Q14	% Var.	9M15	9M14	% Var.
Total System
ASK (mm)	3,787	3,881	-2.4%	12,321	12,201	1.0%	37,224	36,349	2.4%
RPK (mm)	2,884	2,961	-2.6%	9,684	9,459	2.4%	28,970	27,732	4.5%
Load Factor	76.2%	76.3%	-0.1 p.p	78.6%	77.5%	1.1 p.p	77.8%	76.3%	1.5 p.p
Pax on board	2,980	3,178	-6.2%	9,775	9,978	-2.0%	29,284	29,039	0.8%
Domestic
ASK (mm)	3,283	3,376	-2.7%	10,650	10,587	0.6%	32,376	31,876	1.6%
RPK (mm)	2,514	2,601	-3.3%	8,441	8,289	1.8%	25,486	24,550	3.8%
Load Factor	76.6%	77.0%	-0.4 p.p	79.3%	78.3%	1.0 p.p	78.7%	77.0%	1.7 p.p
Pax on board	2,809	3,007	-6.6%	9,213	9,422	-2.2%	27,680	27,493	0.7%
Internacional
ASK (mm)	504	505	-0.2%	1,672	1,614	3.6%	4,848	4,473	8.4%
RPK (mm)	370	360	2.8%	1,243	1,170	6.3%	3,484	3,183	9.5%
Load Factor	73.4%	71.3%	2.1 p.p	74.4%	72.5%	1.9 p.p	71.9%	71.2%	0.7 p.p
Pax on board	171	170	0.4%	562	556	1.0%	1,605	1,546	3.8%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month.

Conference Calls

English	Portuguese
October 27, 2015	October 27, 2015
09:30 a.m. (EDT)	09:00 a.m. (EDT)
11:30 a.m. (Brasília time)	11:00 a.m. (Brasília time)
Phone: +1 (412) 317-6776	Phone: +55 (11) 2188-0155
Code: GOL	Code: GOL

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.